P.E. 5-31-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

Pacific North West Capital Corp.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
(Registrant)

Date: June 10, 2002

(Signature)* [signature]

Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 6, 2002

Item 3: Press Release

A Press release dated and issued May 6, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

River Valley Drill Results released

Item 5: Full Description of Material Change

See attached Press Release dated May 6, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 7, 2002
Date

"Taryn Downing"

Signature of authorized signatory

Taryn Downing
Print name of signatory

Corporate Secretary
Official capacity

New Drill Results Confirm and Expand Discovery
River Valley PGM Property, Sudbury, Ontario

Pacific North West Capital Corp. News Release May 6, 2002

TSX Trade Symbol: **PFN**
OTCBB: PAWEF
Toll Free 1-800-667-1870

Breaking News



- **High grade intersection (20 g/t) Banshee Lake**
- **Results continue to demonstrate continuity of mineralization**
- **Additional drilling campaign in progress**
- **5km of intrusive contact remains to be tested south and east of Lismer's Ridge**

Assay results continue to demonstrate continuity of mineralization for Pacific North West Capital Corp. (PFN) on its River Valley PGM property, located 60km north east of Sudbury, Ontario. A total of 51 holes have now been completed in the Phase 5 program, and drilling resumed on April 22nd, 2002. The second half of the $2.5 million phase 5 program is expected to be completed by July. Drilling had been temporarily suspended in March to allow for completion of assaying and subsequent data interpretation.

The Phase 5 program is aimed at doubling the initial mineral resource estimate of 593,000 oz Pt + Pd + Au. (424, 228 oz Pd, 142,285 oz, Pt, 26,977 oz Au) – Measured, Indicated and Inferred - 12,700,000 tonnes @ 1.46 g/t Pt +Pd + Au. An updated mineral resource study is now underway by Derry, Michener, Booth and Wahl Consultants Ltd. and is expected to be completed by August 2002.

These results have once again demonstrated the occurrence of widespread PGM mineralization with numerous higher grade intervals; these may represent selective high-grade mining opportunities in addition to the principal bulk tonnage target.



Phase 5 holes completed to date:

Dana Lake South	DL 54 to DL 73	20 holes
Banshee Lake	BL-1 to BL-07	7 holes
Lismer's Ridge	LR-45 to LR 68	24 holes

Dana Lake Zone

Objective: *To expand mineralization along strike and at depth in both the Dana North and South zones. More drilling is required in this area to ascertain the full extent of the mineralization, with the objective of defining an open pittable resource.*

DL-69

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	202.00	316.00	114.00	374.03	61	406	1157	1624	1.62
Incl.	202.00	240.15	38.15	125.17	58	457	1229	1744	1.74
Incl.	**202.00**	**204.00**	**2.00**	**6.56**	**87**	**2190**	**7185**	**9462**	**9.46**
Incl.	**214.50**	**216.00**	**1.50**	**4.92**	**153**	**1570**	**4333**	**6056**	**6.06**
Incl.	227.00	240.15	13.15	43.15	98	523	1416	2037	2.04
Incl.	266.50	268.50	2.00	6.56	69	1063	2755	3887	3.89
Incl.	276.00	316.00	40.00	131.24	97	554	1698	2348	2.35
Incl.	289.00	299.30	10.30	33.79	122	786	2283	3191	3.19
Incl.	310.50	314.00	3.50	11.48	157	918	2831	3907	3.91

Dana Lake Zone

DL-70

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	80.00	85.00	5.00	16.41	35	265	711	1011	1.01

DL-71

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	191.50	205.00	13.50	44.29	60	392	1056	1509	1.51
Incl.	199.00	201.00	2.00	6.56	111	754	2213	3078	3.08
Incl.	204.00	205.00	1.00	3.28	175	1430	4445	6050	6.05

DL-72

DDH	From(m)	To(m)	Int(m)	*Int(ft)*	Au(ppb)	Pt(ppb)	Pd(ppb)	3E(ppb)	3E g/t
	217.00	222.50	5.50	18.05	39	461	538	1038	1.04
	231.50	234.50	3.00	9.84	57	532	2014	2603	2.60
	402.50	410.00	7.50	24.61	50	403	1246	1699	1.70

DL-73

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	464.00	487.00	23.00	75.46	20	147	420	587	0.59
Incl.	**466.50**	**467.00**	**0.50**	**1.64**	**116**	**1330**	**6280**	**7726**	**7.73**

Banshee Lake Area

Objective: **Initial drill test of a + 600m long geophysical anomaly (IP chargeability high)**

Initial drill results have defined several broad intersections of anomalous PGM values including some narrow high-grade intersections. This is a promising start to the drilling campaign in the Banshee Lake area. Additional drilling is planned for this area.

BL-01

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	4.00	11.00	7.00	22.97	56	1342	2157	3555	3.55
Incl.	**4.00**	**5.00**	**1.00**	**3.28**	**284**	**7736**	**12760**	**20780**	**20.78**
	78.50	79.00	0.50	1.64	4	192	3470	3666	3.67

BL-02

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	29.00	46.00	17.00	55.78	1	222	299	522	0.52
	79.90	134.00	54.10	177.50	20	125	308	453	0.45
Incl.	112.00	118.00	6.00	19.69	46	326	919	1292	1.29
	250.00	250.25	0.25	0.82	102	6370	2330	8802	8.80

BL-03

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	116.90	118.50	1.60	5.25	19	269	909	1197	1.20
	125.50	128.00	2.50	8.20	57	335	722	1113	1.11
	137.50	152.50	15.00	49.22	25	136	337	497	0.50
Incl.	150.50	152.00	1.50	4.92	83	433	1085	1601	1.60
	171.00	173.50	2.50	8.20	17	594	912	1523	1.52

Banshee Lake Area

BL-04

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	56.25	75.00	18.75	61.52	16	91	322	430	0.43
Incl.	73.00	75.00	2.00	6.56	47	278	1040	1365	1.36

BL-05

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	74.00	80.00	6.00	19.69	43	232	443	718	0.72
Incl.	79.00	80.50	1.50	4.92	112	501	1205	1818	1.82
	152.00	153.50	1.50	4.92	20	424	812	1256	1.26

BL-06

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	21.50	35.50	14.00	45.93	20	236	243	499	0.50
	40.00	43.50	3.50	11.48	77	253	279	609	0.61

BL-07

DDH	*From (m)*	*To (m)*	*Int(m)*	*Int(ft)*	*Au(ppb)*	*Pt(ppb)*	*Pd(ppb)*	*3E(ppb)*	*3E g/t*
	5.50	33.00	27.50	90.23	70	292	374	736	0.74
Incl.	8.50	11.00	2.50	8.20	165	534	648	1347	1.35
Incl.	26.50	30.00	3.50	11.48	225	557	949	1731	1.73

Lismer's Ridge Area

Objective: The aim is to delineate the full extent of the mineral resource at Lismer's Ridge. More drilling is required in this area to ascertain the full extent of the mineralization, with the objective of defining an open pittable resource

LR-50

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	174.50	191.50	17.00	55.76	9	158	295	462	0.46
Incl.	189.50	191.00	1.50	4.92	27	329	1015	1371	1.37

LR-51

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	11.50	**13.00**	**1.50**	4.92	**42**	**1305**	**2727**	**4074**	**4.07**
	24.00	35.50	11.50	37.72	32	254	567	853	0.85
Incl.	24.50	28.00	3.50	11.48	40	346	816	1202	1.20
Incl.	33.00	35.50	2.50	8.20	47	416	1010	1473	1.47

LR-52

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	74.00	85.50	11.50	37.72	34	452	1347	1832	1.83
Incl.	**78.50**	**83.00**	**4.50**	14.76	**48**	**707**	**2537**	**3292**	**3.29**
	93.00	95.00	2.00	6.56	90	329	1361	1780	1.78

Lismer's Ridge Area

LR-53

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	131.00	138.50	7.50	24.60	72	268	891	1231	1.23
Incl.	131.00	132.50	1.50	4.92	118	571	2177	2865	2.87
	159.00	163.50	4.50	14.76	57	237	860	1155	1.15

LR-55

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	58.50	59.00	0.50	1.64	23	1380	2560	3963	3.96
	71.50	74.00	2.50	8.20	35	251	891	1178	1.18
	86.50	88.00	1.50	4.92	61	458	1493	2012	2.01

LR-57

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	22.50	30.00	7.50	24.60	42	256	821	1119	1.12
Incl.	22.50	23.00	0.50	1.64	27	1040	4040	5107	5.11

LR-58

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	147.00	172.00	25.00	82.00	42	282	790	1115	1.11
Incl.	156.90	171.00	14.10	46.25	57	411	1144	1613	1.61
Incl.	170.00	171.00	1.00	3.28	134	1360	3515	5009	5.01
Incl.	158.00	159.00	1.00	3.28	122	1079	3160	4361	4.36

LR-59

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	129.00	130.50	1.50	4.92	29	413	804	1247	1.25
	195.50	201.50	6.00	19.68	38	288	842	1168	1.17

LR-60

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	27.00	38.00	11.00	36.08	13	127	312	452	0.45

LR-61

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	65.15	67.00	1.85	6.07	309	208	506	1022	1.02
	153.00	159.00	6.00	19.68	25	534	1489	2047	2.05
Incl.	154.50	155.50	1.00	3.28	31	1324	3904	5259	5.26
Incl.	157.00	157.50	0.50	1.64	84	1850	5530	7464	7.46

LR-62

DDH	From(m)	To(m)	Int(m)	Int (ft)	Au	Pt	Pd	3E	3E g/t
	116.00	118.00	2.00	6.56	60	319	964	1343	1.34

Lismer's Ridge Area

LR-63

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	102.50	105.50	3.00	9.84	45	393	582	1020	1.02
	172.00	**182.50**	**10.50**	34.44	**62**	**439**	**886**	**1387**	**1.39**
Incl.	181.00	182.00	1.00	3.28	342	2070	4285	6697	6.70

LR-64

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	49.50	51.50	2.00	6.56	52	843	1310	2205	2.20
	153.85	171.50	17.65	57.89	107	732	1444	2283	2.28
Incl.	145.00	147.00	2.00	6.56	185	933	1978	3096	3.10
Incl.	**155.00**	**159.50**	**4.50**	14.76	**115**	**1001**	**2084**	**3200**	**3.20**
Incl.	**167.50**	**169.00**	**1.50**	4.92	**359**	**2277**	**4153**	**6789**	**6.79**

LR-65

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	179.00	202.50	23.50	77.08	110	572	1505	2186	2.19
Incl.	179.50	189.00	9.50	31.16	157	946	2408	3511	3.51
Incl.	**182.00**	**184.00**	**2.00**	6.56	**342**	**2286**	**5107**	**7734**	**7.73**

LR-66

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	99.50	131.50	32.00	104.96	61	338	919	1318	1.32
Incl.	106.00	125.00	19.00	62.32	70	438	1214	1722	1.72
Incl.	**108.00**	**109.50**	**1.50**	4.92	**173**	**1041**	**3443**	**4658**	**4.66**

LR-67

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	36.50	64.00	27.50	90.20	70	451	1191	1712	1.71
Incl.	48.50	59.00	10.50	34.44	99	587	1560	2246	2.25
Incl.	**54.50**	**57.60**	**3.10**	10.17	**121**	**751**	**2184**	**3055**	**3.06**
Incl.	**57.00**	**57.60**	**0.60**	1.97	**238**	**1860**	**5500**	**7598**	**7.60**

LR-68

DDH	*From(m)*	*To(m)*	*Int(m)*	*Int (ft)*	*Au*	*Pt*	*Pd*	*3E*	*3E g/t*
	145.50	164.00	18.50	60.68	74	367	859	1300	1.30
Incl.	148.00	149.00	1.00	3.28	164	891	2165	3220	3.22
Incl.	155.50	160.00	4.50	14.76	107	613	1398	2118	2.12

Approximately 5km of mineralized intrusive contact to the south and east of Lismer's Ridge remains to be tested.

Continued on page 6, PFN News May 6, 2002

***River Valley** is a **50-50 Joint Venture** between **PFN and Anglo American Platinum Corporation Limited** (Anglo Platinum), the world's largest producer of platinum. To date Anglo Platinum has expended over $5 million on the project. Anglo Platinum may earn a 60% interest in River Valley by completing a feasibility study and up to 65% by arranging production financing.*

Assays were carried out by XRAL Laboratories. The Qualified Person for the Project is John Royall, P.Eng.

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com or visit our website at www.pfncapital.com

S.E.C. 12g(3) exemption # 82-4828

On behalf of the Board of Directors

Harry Barr

Harry Barr
President and CEO

Pacific North West Capital Corp. 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Telephone: (604) 685-1870 Fax: (604) 685-8045

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 14, 2002

Item 3: Press Release

A Press release dated and issued May 14, 2002 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. appoints Scott Jobin-Bevans Vice President of Exploration.

Item 5: Full Description of Material Change

See attached Press Release dated May 14, 2002

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 22, 2002________________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary___________
Official capacity

PFN APPOINTS VICE PRESIDENT OF EXPLORATION

TSX Trade Symbol: **PFN**
OTCBB: PAWEF
Toll Free 1-800-667-1870

Pacific North West Capital Corp. News Release May 14, 2002



Vancouver, B.C. Pacific North West Capital Corp. ("PFN" – TSX) announced the appointment of Mr. Scott Jobin-Bevans to the position of Vice President, Exploration. In his new position, based in Sudbury, he will have responsibility for all the Company's exploration projects, including the River Valley and Agnew Lake programs near Sudbury, Ontario, two major exploration projects managed by PFN and funded by Anglo American Platinum Corporation Limited, the world's largest producer of platinum group metals.

Profile:
Mr. Jobin-Bevans holds Honours Bachelor and Masters degrees in geology from the University of Manitoba and is currently completing his Ph.D. (University of Western Ontario) on Platinum Group Element (PGE) mineralization in the Sudbury area. Mr. Jobin-Bevans has more than 13 years experience in the mineral exploration industry and is on the board of directors of the Prospectors and Developers Association of Canada.

Mr. Jobin-Bevans has acted as a consulting geologist to PFN since 1998, and has been instrumental in advancing both the River Valley and Agnew Lake Properties.

PFN is a mineral exploration company focusing on the acquisition and discovery of platinum group metal properties.

On behalf of the Board of Directors

Harry Barr, President

S.E.C. 12g(3) exemption # 82-4828
The Toronto Stock Exchange has not reviewed and does accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com or visit our website at www.pfncapital.com, by fax 604-685-8045

This document should not be construed as an offer to buy or sell securities of this company.